March 17, 2015

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Adaptimmune Therapeutics Ltd.

Draft Registration Statement on Form F-1 Submitted

on February 5, 2015

CIK No.: 0001621227

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

David S. Bakst

Direct Tel +1 212 506 2551
Direct Fax +1 212 849 5551

dbakst@mayerbrown.com

Dear Mr. Riedler:

On behalf of our client, Adaptimmune Therapeutics Ltd. (the “Registrant” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2015 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Registration Statement”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

In addition, on behalf of the Registrant, we are hereby submitting an amended confidential draft registration statement (“Amendment No. 1”). Amendment No. 1 has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial confidential submission of the Registration Statement.

Prospectus Summary, page 1

Comment No. 1

Please revise your disclosure to explain the meaning or significance of the following terms at their first use in the prospectus.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

•                  peptides

•                  lentiviral

•                  neutropenia

•                  Cytokine-Release Syndrome

Response:

The Company has revised the disclosure to explain the meanings of each of these terms on pages 1, 3, 5 and 6 of the revised Registration Statement in response to the Staff’s comment.

Our Product Pipeline, page 2

Comment No. 2

We refer you to your TCR Therapeutic candidate table on page 2. Please revise your development stage marker to reflect that certain target indications are further or less developed than other target indications in their respective development stage. In this regard, we note the development stage marker is the same for MAGE A-10 TCR (breast or lung cancer) as AFP TCR even though the anticipated IND dates are 2015 and 2016, respectively. Please make any corresponding changes throughout the prospectus.

Response:

The Company has revised the disclosure on pages 2, 92, 103 and 113 of the revised Registration Statement in response to the Staff’s comment. In addition, the Company has amended the prospectus throughout to differentiate and reflect more clearly the stage of development of our MAGE-A10 TCR therapeutic candidate as compared to our AFP TCR therapeutic candidate.

Risks Associated With Our Business, page 5

Comment No. 3

Please expand the bulleted list to include risks related to:

•                  the unique risks and challenges related to development, approval and manufacture of a gene therapy product; and

•                  the risks posed by the affiliation and shared ownership of intellectual property between Immunocore and the company and potential competition in developing pipeline products.

Response:

The Company has revised the disclosure on pages 5 and 6 of the revised Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

Comment No. 4

Please revise your disclosure to explicitly indicate whether you will take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. To the extent you elect not to take advantage of the extended transition period, disclose that your election is irrevocable. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response:

The Company has added disclosure on page 7 of the revised Registration Statement to state that the Company has elected, if applicable, to take advantage of the extended transition period provided by the JOBS Act for complying with new or revised accounting standards in response to the Staff’s comment.

T-cell therapy is a novel approach to cancer treatment..., page 17

Comment No. 5

Please revise your disclosure to discuss the meaning and significance of “fail-safe tracking.”

Response:

The Company has revised the disclosure to discuss the meaning and significance of “fail-safe tracking”on page 18 of the revised Registration Statement in response to the Staff’s comment.

If product liability lawsuits are brought against us..., page 37

Comment No. 6

Please expand your discussion to disclose the amount of product liability insurance you carry. Also, for any other type of insurance coverage you maintain for other risks discussed in other risk factors, please quantify the amount of insurance you carry.

Response:

The Company has revised the disclosure on pages 21, 33, 38, 44 and 54 of the revised Registration Statement in response to the Staff’s comment.

We have a shared development history with Immunocore Limited..., page 44

Comment No. 7

Please briefly describe and compare the biochemical operation of both soluble TCRs and cellular TCRs. Explain how therapeutic products employing soluble TCRs and cellular TCRs could differ including the indications for which they might be developed. Assuming the registrant develops products using cellular TCRs and Immunocore develops products using soluble TCRs, explain how their future pipelines and prospects could differ.

Response:

The Company has revised the disclosure to explain the differences in the biochemical operation of soluble TCRs and cellular TCRs on page 44 of the revised Registration Statement in response to the Staff’s comment. Additionally, the Company has expanded the disclosure to explain the impact these differences would have on end indication and, to the extent that the Company is aware, the impact on its future TCR therapeutic candidate pipeline and prospects.

Use of Proceeds, page 64

Comment No. 8

Please revise your disclosure to provide your best reasonable estimate of the amount of proceeds that will be used for each purpose and how far in the pre-clinical or clinical developmental process you expect the amount of proceeds from this offering will enable you to reach for each of your therapeutic candidates:

•                  to advance and accelerate the clinical development of your MAGE A-10 therapeutic candidate;

•                  to advance and accelerate the clinical development of your AFP TCR therapeutic candidate;

•                  to further develop and enhance your manufacturing capabilities and secure a commercially viable manufacturing platform for all of your TCR therapeutic candidates; and

•                  to advance additional TCR therapeutic candidates into preclinical testing and progress such TCR therapeutic candidates through to clinical trial as quickly as possible.

Response:

In response to the Staff’s comment, the Company intends to revise page 64 of the revised Registration Statement to disclose that the Company expects to use the net proceeds from the proposed offering as follows:

•                  $                                         to advance and accelerate the clinical development of our MAGE A-10 therapeutic candidate;

•                  $                                         to further develop and enhance our manufacturing capabilities and secure a commercially viable manufacturing platform for all of our TCR therapeutic candidates;

•                  $                                         to advance additional TCR therapeutic candidates into preclinical testing, continue preclinical testing of our AFP TCR therapeutic candidate and progress such TCR therapeutic candidates through to clinical trial as quickly as possible; and

•                  $                                         the remainder to fund working capital, including other general corporate purposes.

Prior to printing the preliminary prospectus for the offering, the Company will file an amendment to the revised Registration Statement in which it will provide its estimate of the proceeds allocated to each use.

Selected Consolidated Financial Information, page 71

Comment No. 9

Please revise your income statement data disclosure to provide per share information as required by Item 3.A.2. of Form 20-F.

Response:

The Company has revised the disclosure to provide per share information on page 71 in response to the Staff’s comment.

Research and Development Expenses, page 77

Comment No. 10

Please revise your disclosure to disclose the costs incurred during each period presented and to date for each of your research and development projects. If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project and provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each of your projects.

Response:

The Company has revised the disclosure to explain why it does not maintain research and development costs by project on pages 79, 80 and 81 of the revised Registration Statement in response to the Staff’s comment.

Valuation of Share Price, page 85

Comment No.  11

Please provide us a table that details the terms of all equity issuances, including options, warrants, ordinary shares, preferred shares, and convertible instruments subsequent to June 30, 2014. The terms should include the number of ordinary shares underlying the instrument, ordinary share fair value on the grant date, and exercise price.

Response:

The following table summarizes all equity issuances by Adaptimmune Limited between June 30, 2014 and December 31, 2014. Please note that on February 23, 2015, the Series A preferred shares of Adaptimmune Limited were exchanged for Series A preferred shares of Adaptimmune Therapeutics Limited at a ratio of 1:100.

Date	Instrument	Number	Conversion Ratio into Ordinary Shares	Ordinary Share Fair Value on Issue/Grant Date*		Exercise Price
September 23, 2014	Series A preferred shares	1,758,418	1:1	£35.57		N/A
December 19, 2014	Options over Ordinary Shares	106,900**	1:1	£39	*	£35.57
December 31, 2014	Options over Ordinary Shares	200	1:1	£39	*	£35.57

*As determined following consideration of a retrospective valuation for share option grants. See the Company’s response to Comment No. 12 below for more details on the ordinary share valuation on each of these dates.

**Includes 650 options that were forfeited when an employee subsequently left Adaptimmune Limited.

Comment No. 12

In conjunction with the table requested in the previous comment, please address the following:

•                  Tell us the method used to determine the fair value of the ordinary shares;

•                  Tell us when you determined that an IPO was a possibility;

•                  Tell us the fair value of the ordinary shares underlying Series A preferred shares. To the extent you determined that its fair value equaled the preferred stock, tell us the consideration you gave to the additional rights granted to the Series A preferred shares over the ordinary shares;

•                  Tell us the factors that contributed to the increase of your ordinary share fair value from £14.00 on April 30, 2014 to £35.57 on September 23, 2014, then to £39.00 on December 19, 2014, other than the GSK agreement; and

•                  Once you have disclosed an estimated offering price, describe the factors that contributed to the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

Response:

Method used to determine the fair value of the ordinary shares

Historically, the fair value of the ordinary shares underlying Adaptimmune Limited’s share-based awards has been determined on each grant date by Adaptimmune Limited’s board of directors (the “Board”), with input from management, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the ordinary shares, on each grant date, the Board considered various objective and subjective factors described in the Registration Statement, along with input from management, to determine the fair value of the ordinary shares on the applicable grant date.

In connection with its preparation for a possible initial public offering of its ordinary shares (“IPO”), the Company engaged an independent third-party valuation specialist to prepare valuations for March 31, 2014 and December 19, 2014 (also using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”)), that are described below under March 2014 Retrospective Valuation and December 2014 Retrospective Valuation. These valuations were obtained by the Company in January 2015 and were not available to the Board for consideration at the time the grants were made in 2014.

The Board most recently also considered a contemporaneous valuation of the fair value of the Company’s ordinary shares as of March 2, 2015 from an independent third-party valuation specialist using methodologies, approaches and assumptions consistent with the guidelines outlined in the Practice Aid, as described below under March 2015 Grants and Valuation.

Funding status of the Company, including the possibility of an IPO

In March 2014, Adaptimmune Limited sought to address its funding requirements in order to make further scientific progress. At the time, an IPO was a low possibility prior to securing additional private funding because Adaptimmune Limited did not have the internal resources or finances available to prepare for an IPO. The funding options the Board considered were funding from a strategic partner and a sale of equity to institutional investors in a private placement. At this juncture, Adaptimmune Limited obtained short-term funding from its existing shareholders and Immunocore Limited to cover its operating expenses during the time before either of these options could be achieved.

Adaptimmune Limited announced a strategic partnership with GSK in June 2014 which provided Adaptimmune Limited with funding to progress its lead TCR therapeutic candidate, NY-ESO, as well as necessary manufacturing development activities that would be critical for commercialization of any future TCR therapeutic candidates. The reputational benefits of having GSK as a strategic partner also helped validate the technology platform, thereby increasing the likelihood of an IPO.

After Adaptimmune Limited completed the sale of Series A preferred shares on September 23, 2014, an IPO became a higher possibility and a strategic objective of the new Board. Following this transaction, Adaptimmune Limited had both the financial means and the Board expertise to progress towards an IPO.

Factors contributing to the increase in ordinary share fair value

The GSK collaboration and license agreement provided several benefits to Adaptimmune Limited including validation of the platform and liquidity, which in turn made Adaptimmune Limited a more attractive investment and therefore increased the fair value of its ordinary shares. However, there are a number of other factors that led to an increase in Adaptimmune Limited’s ordinary share fair value from £14.00 on April 30, 2014 to £35.57 on September 23, 2014.

The biotech industry has grown in value over the last year with a very high level of public and investor interest. In May 2014 the article “Will this Man Cure Cancer?” in Forbes magazine profiling cancer immunotherapy and the leading companies in the field demonstrated the increased profile of cancer immunotherapy. The success of Kite Pharma, Inc. in its IPO in June 2014 also demonstrated the growing investor interest in this field. These factors contributed to a successful sale by Adaptimmune Limited of its Series A preferred shares to leading health care focused venture funds and mutual funds at a significantly higher equity valuation than the March equity offering to existing shareholders.

In October 2014, Adaptimmune Limited publicly released Sarcoma data (which is set forth on pages 104 through 108 of the Registration Statement). From October to December 2014, Adaptimmune Limited’s new Board made further progress towards an IPO through the appointment of advisors and underwriters. The Juno Therapeutics, Inc. IPO in December 2014 further increased the public and investor interest in cancer immunotherapy focused companies like the Company. These factors were contributors to the increase in the equity value per ordinary share to £39.

March and April 2014 Grants

In March and April 2014, the Board granted 56,277 options to purchase ordinary shares in Adaptimmune Limited. The grant dates were March 31, April 14, April 15 and April 30, 2014. The separate grant dates were for administrative reasons and were considered to be a single grant of options that was approved by the Board in March 2014. There were no value creating events between March 31 and April 30, 2014. At each grant date, the Board determined that the unrestricted fair value of Adaptimmune Limited’s ordinary shares was £14 per share. The basis of this valuation was the pricing of an equity issue to existing Shareholders and Immunocore Limited on March 31, 2014 at £14 per share.

March 31, 2014 Retrospective Valuation

In accordance with the Practice Aid, the March 31, 2014 valuation appraisal used a combination of an Option Pricing Model (“OPM”) and the probability-weighted return methodology (“PWERM”) to determine enterprise value. Adaptimmune Limited determined enterprise value using a PWERM model for the scenarios of a successful IPO and staying private. The enterprise value using the OPM analysis (the stay private scenario) was determined using a “backsolve” method which sets the implied price of the most recent round of ordinary share funding to its original issuance price to get to the total implied equity value and equity value per share. The IPO equity valuation assumed an increase factor of 1.5 times on the post-money valuation of the March 2014 equity issue, being the expected cost of capital of the ordinary shareholders at that point in time. The valuation applied a present value discount to the IPO equity value of 0.74, assuming a 20% likelihood of an IPO in March 2015. A discount for lack of marketability (“DLOM”) of 24% was applied to the IPO scenario to incorporate anticipated 180-day lock-up agreements for executive officers and employees, and the expected time it would take to complete an IPO. A DLOM of 35% was applied to the OPM model assuming an exit event at the end of 2016. The resulting fair value of the Company’s ordinary shares was £13.29 per share. The Board determined that this valuation was materially consistent with the £14 value per share based on market transactions at the time. Accordingly, Adaptimmune Limited used £14 in calculation of the share-based compensation expense under IFRS 2 for the March and April 2014 grants.

September 2014 Series A Preferred Shares

On September 23, 2014 Adaptimmune Limited completed the sale of its Series A preferred shares raising $103,809,789. The valuation of a Series A preferred share was agreed to be £35.57 based on a pre-money valuation of $126 million. The valuation of the ordinary shares was considered to be £35.57 at this date because the conversion ratio was expected to be 1:1 and no consideration was given to the additional rights of the holders of Series A preferred shares compared to the holders of Adaptimmune Limited’s ordinary shares.

December 2014 Grants

In December 2014, the Board granted 107,100 options to executive officers and employees to purchase ordinary shares in Adaptimmune Limited. The grant dates were December 19 and December 31, 2014. The separate grant dates were for administrative reasons and were considered to be a single grant of options that was approved by the Board in December 2014. At each grant date, the Board determined that the fair value of Adaptimmune Limited’s ordinary shares was £35.57 per share and granted the share options with this exercise price. The basis of this consideration was the recent equity issue on September 23, 2014 at a price of £35.57 per share. No adjustment was made to reduce the value of ordinary shares in respect of the additional rights of the Series A preferred shares.

December 19, 2014 Retrospective Valuation

In accordance with the Practice Aid, the December 31, 2014 valuation appraisal used a combination of an OPM and the probability-weighted return methodology PWERM to determine enterprise value. The Company determined its enterprise value using a PWERM model for the scenarios of a successful IPO and the scenario of staying private. The enterprise value for the OPM analysis (the stay private scenario) was determined using a “backsolve” method which sets the implied price of the most recent round of preferred share funding to its original issuance price to arrive at the implied overall equity value and per share value. The IPO equity valuation assumed an uplift factor of 1.75 times on the most recent post-money valuation, as the expected cost of capital of the Series A investors. The valuation applied a present value discount to the IPO equity value of 0.92, assuming a 60% likelihood of an IPO in March 2015. A DLOM of 12% was applied to the IPO scenario to incorporate anticipated 180-day lock-up agreements for executive officers and employees. A DLOM of 30% was applied to the OPM model assuming an exit event at the end of 2016. The resulting fair value of Adaptimmune Limited’s ordinary shares was £39 per share, and the Board determined that this value should be used in the calculation of the share-based compensation expense under IFRS 2 for the December 2014 grants.

March 2015 Grants and Valuation

The Company engaged an independent valuation firm to prepare a valuation of the fair value of its ordinary shares as of March 2, 2015 and the Board will be considering this valuation for the award of share options to directors and employees in March 2015. The Board expects to issue additional share options towards the end of March 2015.

In accordance with the Practice Aid, the March 2, 2015 valuation used a combination of an OPM and the probability-weighted return methodology PWERM to allocate enterprise value. The Company determined its enterprise value using a PWERM model for the scenarios of a successful IPO and the scenario of staying private. The enterprise value for the OPM analysis (the stay private scenario) was determined using a “backsolve” method which sets the implied price of the most recent round of preferred share funding to its original issuance price to get to the implied overall equity value of the Company and the equity value per share. The IPO equity valuation assumed an uplift factor of 2 on the Series A post-money valuation. The valuation applied a present value discount to the IPO equity value of 0.98, assuming a 70% likelihood of an IPO in or close to March 2015. A DLOM of 10% was applied to the IPO scenario to incorporate anticipated 180-day lock-up agreements for executive officers but not required for all staff. A DLOM of 30% was applied to the OPM model assuming an exit event at the end of 2016. The resulting fair value of the Company’s ordinary shares was £0.50 per share (which is equivalent to £50 per share of Adaptimmune Limited prior to the exchange of Adaptimmune Limited’s ordinary shares for Adaptimmune Therapeutics Limited’s ordinary shares on a 1:100 basis as part of the corporate reorganization described in the Registration Statement under “Corporate Reorganization.”

Preliminary IPO Price Range

The Company advises the Staff that it will set forth a bona fide initial offering price range in a pre-effective amendment to the revised Registration Statement prior to the distribution of any preliminary prospectus, which price range will be within the Preliminary IPO Price Range. The parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.

Comment No. 13

In the second full paragraph on page 86 you disclose that you obtained the fair value of ordinary shares underlying option grants from an independent third-party valuation firm. Please name the valuation firm and provide their consent as required by Rule 436 of the Securities Act Regulations. Otherwise, if you determined the fair value of the underlying ordinary shares and in doing so considered or relied in part upon a report of a third party valuation firm, please revise your disclosure to so state. Refer to Question 233.02 of the Compliance and Disclosure Interpretations related to Securities Act Rules.

Response:

The Company has revised the disclosure to clarify that it considered the report of an independent third party valuation firm on page 89 of the revised Registration Statement in response to the Staff’s comment.

Delivery of TCR Therapeutic Candidates to Patients, page 97

Comment No. 14

Please expand your disclosure regarding any manufacturing agreements with Progenitor Cell Therapy LLC to provide the material terms of each agreement such as each party’s rights and obligations, the duration of the agreement, minimum purchase obligations, termination provisions and any payment provisions. Also, please file the agreements as exhibits.

Response:

The Company has revised the disclosure on page 101 in response to the Staff’s comment to clarify the role of Progenitor Cell Therapy LLC (“PCT”) as a contract development and manufacturing organization.  The Company does not believe that the terms of those arrangements with PCT are material from either a monetary or manufacturing perspective or substantially different from any other contract manufacturing organization (“CMO”) or third party supplier currently used by the Company.  As specified in the risk factor on page 43 (“We rely on third parties to manufacture and supply our TCR therapeutic candidates, and we may have to rely on third parties to produce and process our TCR therapeutic candidates, if approved.”), should PCT or any other CMO refuse to provide any services to the Company, there is a risk of delay in the manufacturing of TCR therapeutic candidates.  However, as with other CMOs, the Company could choose to perform these services itself going forward or appoint an alternative CMO.  In addition, PCT plays a similar role for other cancer immunotherapy focused U.S. public companies, including, Kite Pharma, Inc. and Juno Therapeutics, Inc., among others, and while these companies make mention of this in their disclosure, none of these companies filed agreements with PCT as an exhibit to their respective registration statements filed with the

Commission. Because the Company does not believe the terms of the PCT agreement are material, it does not plan to file it as an exhibit to the Registration Statement.

Synovial Sarcoma Trial, page 100

Comment No. 15

We note your illustration on the top of page 102. Please expand your disclosure to explain the images as they relate to the complete response in your graphics.

Response:

The Company has revised the disclosure on pages 105 and 106 of the revised Registration Statement in response to the Staff’s comment.

The GSK Strategic Collaboration, page 109

Comment No. 16

Please clarify in your discussion of the GSK Strategic Collaboration Agreement, whether the $350 million in potential milestones relates to each peptide candidates or the five potential candidates in the aggregate. In addition, please clarify the geographic scope of the licensed candidate.

Response:

The Company has revised the disclosure on pages 114 and 115 of the revised Registration Statement in response to the Staff’s comment.

ThermoFisher Scientific, page 110

Comment No. 17

With respect to your license and sublicense agreements with ThermoFisher Scientific, please revise your disclosure to explain the meaning and significance of a “field-based” exclusive license. Please include all material rights and obligations, payment provisions and any amounts paid to date, duration and termination. If the payment provisions include royalties, please disclose the royalty rates payable.

Response:

The Company does not consider the specific level of royalties payable material, but has revised the disclosure to include the general level of such royalties on pages 117 and 118 of the revised Registration Statement in response to the Staff’s comment.

Comment No. 18

With respect to your research and supply agreement with ThermoFisher Scientific, please expand your disclosure to provide the material terms of the agreement, including each party’s material rights and obligations, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the terms of the ThermoFisher Scientific research and supply agreement are material.  This agreement is a transitional agreement that the Company expects will either be replaced by a long-term agreement with ThermoFisher Scientific or another party and while this transitional agreement is in place, the financial value involved or the obligations on either party are not material to the Company.  In addition to the transitional nature of this agreement, the long-term agreement the Company expects to enter into will involve supply arrangements better tailored to its TCR therapeutic candidates, unlike the current transitional arrangement and therefore it is that agreement which would be material to the Company.  Because of the Company’s overall relationship with and dependence on ThermoFisher Scientific in other areas which the Company has described in the Registration Statement, including in the Risk Factor on page 42 titled “We rely heavily on Thermo Fisher Scientific Inc., or ThermoFisher, and the technology that we license from them.”, the Company mentioned this agreement for completeness.  As the Company does not believe the terms of the research and supply agreement with ThermoFisher Scientific are material, it does not plan to file this agreement as an exhibit to the Registration Statement.

AFP, page 112

Comment No. 19

Your reference to the patent application in the first sentence is to NY-ESO. Please review this reference as it appears the reference should be to AFP.

Response:

The Company has revised the disclosure to correct the reference to AFP on page 117 of the revised Registration Statement in response to the Staff’s comment.

Employment Agreements, page 127

Comment No. 20

Please file the Employment or Service Agreements, respectively, entered into with the Company and each of Mr. Noble, Dr. Martin, Dr. Binder-Scholl and Dr. Harrison as exhibits to the registration statement, in accordance with Item 601 of Regulation S-K.

Response:

The employment or service agreements of Mr. Noble, Dr. Tayton-Martin, Dr. Binder-Scholl, Dr. Rafael Amado and Mr. Adrian Rawcliffe will be filed as exhibits to the Registration Statement. Dr. Amado and Mr. Rawcliffe joined the Company on March 16, 2015 as Chief Medical Officer and Chief Financial Officer, respectively, and a summary of their agreements is included in Amendment No. 1 on pages 141 and 142. Mr. Rawcliffe now leads our financial strategy, management and operations, and will sign the revised Registration Statement as our principal financial officer; instead of Mr. Harrison, who is no longer serving in that function at the Company.

Joint Research Collaboration Agreement, page 144

Comment No. 21

Please clarify whether the Joint Research Collaboration Agreement is the Target Collaboration Deed filed as Exhibit 10.11, or in the alternative, please describe the material terms of the Target Collaboration Deed and file the Joint Research Collaboration Agreement as an exhibit.

Response:

The Joint Research Collaboration Agreement is the same as the Target Collaboration Deed.  The Company has revised the disclosure to so clarify on pages 45, 116 and 156 of the revised Registration Statement in response to the Staff’s comment.

Facilities and Services Agreement, page 144

Comment No. 22

Please expand your disclosure to include the termination provisions and duration of the Facilities and Services Agreement.

Response:

The Facilities and Services Agreement has been superseded by the Transitional Services Agreement and is no longer in force.  The Company has revised the disclosure to make this clear on page 157 of the revised Registration Statement in response to the Staff’s comment.

Index to Financial Statements, page F-1

Comment No. 23

The financial statements you present are those of Adaptimmune Limited. As your reorganization as summarized on page 66 will happen prior to the effectiveness of your registration statement, please revise your filing to include audited financial statements of Adaptimmune Therapeutics Limited. Otherwise tell us why these financial statements are not required and explain to us how you intend to reflect the new equity structure after effectiveness in your filing. Separately reference for us the authoritative guidance you rely upon to support your position.

Response:

The Company had not previously considered submitting financial statements for Adaptimmune Therapeutics Limited because the reorganization had not occurred prior to December 31, 2014 and the financial statements at that date contained no material information. The Company has included audited financial statements for Adaptimmune Therapeutics Limited at December 31, 2014 in Amendment No. 1 in response to the Staff’s comment.

Balance Sheets, page F-5

Comment No. 24

Please tell us whether you plan to recognize deferred revenues included under “trade and other payables” within 12 months of June 30, 2014. If you do not plan to recognize the entire deferred revenues within the 12 months following the most recent balance sheet date, please tell us why it is appropriate to classify it as current liabilities.

Response:

The Company believes that it is appropriate to classify deferred revenue as a current liability on the basis that these advanced payments for research and development will be realized and earned within the Company’s normal operating cycle consistent with the guidance contained in IAS paragraphs 69 and 70. However, the Company agrees that it would be useful to have an additional footnote to describe the amount of deferred revenue to be recognized after 12 months. The Company has included a footnote to the December 31, 2014 interim financials on page F-10 of the revised Registration Statement in response to the Staff’s comment.

3 Revenue & Segmental Reporting, page F-14

Comment No. 25

Please disclose the significant terms of your GSK license and collaboration agreement, including rights and obligations of both parties (such as services, upfront payments, milestones payments, and option exercise fees) and duration. In addition, please also describe how you are recognizing the payments received, including how you allocated the arrangement consideration, including the upfront payment, to multiple deliverables.

Response:

The Company has added further disclosure to the December 31, 2014 interim financial statements on page F-10 of the revised Registration Statement in response to the Staff’s comment.

4 Expenses, page F-15

Comment No. 26

Please confirm that you have disclosed all material expenditures by nature as required under paragraph 104 of IAS 1 or revise your disclosure to quantify these expenditures (such as those listed on pages 74 through 76).

Response:

The Company confirms that it has disclosed all material expenditures by nature as required under paragraph 104 of IAS 1 in the income statement. The amounts included in note 4 “Expenses” to the audited financial statements are additional disclosures specifically required by other IFRS standards.

Other Comments

Comment No. 27

Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:

The Company advises the Staff that it will submit copies of the exhibits, once available, in subsequent amendments to the revised Registration Statement allowing sufficient time for the Staff’s review of such materials before requesting acceleration of effectiveness of the Registration Statement.

Comment No. 28

Please confirm that the graphics currently included in your prospectus are the only graphics you will use. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:

The Company advises the Staff that the graphics that are included in the revised Registration Statement are the only graphics that the Company currently plans to include in the prospectus.  The Company further advises that Staff that should its plans change and it decides to include additional graphics in the prospectus, the Company confirms that it will provide the Staff with copies of such graphics prior to their use for the Staff’s review.

Comment No. 29

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s comment and will provide the Staff on a supplemental basis all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering; however, should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

Comment No. 30

We note that you have submitted a request for confidential treatment of portions of certain exhibits. We will provide any comments on your confidential treatment request and the related disclosure in one or more separate comment letters.

Response:

The Company acknowledges the Staff’s comment.

*     *     *

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (212) 560-2551.

Respectfully submitted,

/s/ David S. Bakst

David S. Bakst

Enclosures

cc:                                James J. Noble

Chief Executive Officer

Adaptimmune Therapeutics Limited